Exhibit 99.1

Ballard Announces Order from Solaris for 25 Fuel Cell Modules to Power Buses in Germany

VANCOUVER and HOBRO, DENMARK, March 12, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced a purchase order from Solaris Bus & Coach S.A. ("Solaris"; www.solarisbus.com), a leading European bus and trolleybus manufacturer and Ballard partner headquartered in Bolechowo, Poland, for 25 of the Company's new 70 kilowatt heavy-duty FCmove™-HD fuel cell modules.

Solaris ‘Urbino 12 hydrogen’ Fuel Cell Electric Bus (CNW Group/Ballard Power Systems Inc.)

These 25 modules will power 15 Solaris Urbino 12 hydrogen buses planned for deployment in Cologne, Germany and 10 Urbino 12 hydrogen buses planned for deployment in Wuppertal, Germany, all under the Joint Initiative For Hydrogen Vehicles Across Europe ("JIVE 2") funding program.

The Solaris Urbino 12 hydrogen model Fuel Cell Electric Bus (FCEB) – capable of traveling 350 kilometers on a single hydrogen refueling – was introduced in 2019. The bus incorporates an axle with two electric motors and is equipped with a climate control system utilizing heat generated by the fuel cell module. Shipments of the 25 FCmove™-HD modules to Solaris will begin in 2020 and extend into 2021 to match the timing for the bus builds and deployments.

"Ballard is delighted with our ongoing collaboration with Solaris and we are very pleased to now provide next-generation FCmove™-HD fuel cell power modules for bus deployments in Cologne and Wuppertal," said Rob Campbell, Ballard Chief Commercial Officer. "These German cities have previously ordered 45 fuel cell buses powered by Ballard. The combined fleet will be the largest fuel cell bus fleet yet in Europe highlighting the benefits of simple refueling, long range and zero emission operation. Ballard powered fuel cell buses in service now exceed 70 buses in Europe."

Ballard launched its next-generation FCmove™-HD product in 2019. Solaris selected the FCmove™-HD shortly thereafter for the Urbino 12 FCEB and secured its first project for 12 FCEB's in Bolzano, Italy that are planned to go into service in 2020.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 18:00e 12-MAR-20